Exhibit 12.1
Quicksilver Resources Inc.
Statement Re: Computation of Ratios
(dollars in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Earnings:

Income from continuing operations before income taxes	$127,974	$45,446	$28,502	$21,333	$30,110
Income from equity affiliates	(914)	(1,178)	(1,331)	(200)	(1,125)
Cash distributions from equity affiliates	1,475	1,564	2,251	4,441	525
Fixed charges	22,318	16,149	20,655	20,317	24,315

Earnings	$150,853	$61,981	$50,077	$45,891	$53,825

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$21,740	$15,662	$20,182	$19,839	$23,751
Estimated interest factor of rental expense	578	487	473	478	564

Fixed Charges	$22,318	$16,149	$20,655	$20,317	$24,315

Ratio of Earnings to Fixed Charges(1)	6.8x	3.8x	2.4x	2.3x	2.2x

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes before income from equity affiliates plus distributed earnings from equity affiliates and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.